UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35334 / September 25, 2024

_____

In the Matter of :
 :
 :
CION Grosvenor Infrastructure Fund :
CION Grosvenor Infrastructure Master Fund, LLC :
CION Grosvenor Management, LLC :
Grosvenor Capital Management, L.P. :
GCM Customized Fund Investment Group, L.P. :
GCM - Asga Infra Investment Holdings, L.P. :
GCM Blue Sails Infrastructure Offshore Opportunities Master Fund, L.P. :
GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P. :
Alpha Z Infrastructure VI (Master), L.P. :
Electrical Workers Infrastructure Fund, L.P. :
GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P. :
GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P. :
GCM Grosvenor J Infrastructure Investment Fund 2023 (EURO) (Master), L.P. :
GCM Grosvenor J Infrastructure Investment Fund 2023 (USD) (Master), L.P. :
2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF :
GCM Grosvenor - NPS Infrastructure Asia, L.P. :
GCM Grosvenor - NPS Infrastructure III, L.P (2022-1 Investment Series) :
GCM Grosvenor KB Infra Investments, L.P. :
GCM U.S. Partnership Opportunities, L.P. :
GCM Grosvenor Pacific, L.P. (2020-1 Investment Series) :
LTV Infrastructure (GCM) (Master), L.P. (2022-1 Investment Series) :
GCM Grosvenor Infrastructure Investment Program, L.P. (2022-1 Investment Series) :
Texas Emerging Managers Private Markets Program, L.P. :
GCM WPP Global Infrastructure, L.P. :
GCM Grosvenor Multi-Asset Class Master Fund III, L.P. :
GCM Grosvenor Infrastructure Opportunities Fund, SCSp :
GCM Grosvenor - Osool Investments, L.P. :
GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series) :
GCM Grosvenor Customized Infrastructure Strategies III, L.P :
GCM Grosvenor Infrastructure Advantage Fund II, L.P. :
 :
900 North Michigan Avenue, Suite 1100 :
Chicago, IL 60611-6558 :
 :
(812-15523) :
 :

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ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-1 UNDER THE ACT

CION Grosvenor Infrastructure Fund, *et al*. filed an application on November 17, 2023 and amendments to the application on April 17, 2024 and July 25, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On August 30, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35310). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by CION Grosvenor Infrastructure Fund, *et al*. (File No. 812-15523) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.